Exhibit 4.6

DESCRIPTION OF SECURITIES

The following summary of the material terms of our securities and certain provisions in our second amended and restated certificate of incorporation (the “Second A&R Charter”) and amended and restated bylaws (the “Bylaws”) as currently in effect. Because the following description is only a summary, it does not contain all of the information and is qualified in its entirety by our Second A&R Charter and Bylaws, copies of which have been filed as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our Second A&R Charter, Bylaws and the applicable portions of the DGCL carefully.

General

The authorized capital stock of Solid Power consists of 2,200,000,000 shares, consisting of 2,000,000,000 shares of Common Stock, par value $0.0001 per share, and 200,000,000 shares of preferred stock, par value $0.0001 per share.

Dividend Rights

The Board, subject to restrictions contained in the Second A&R Charter, applicable law and in any certificate of designation for any series of preferred stock, may declare and pay dividends upon the shares of our capital stock. Dividends may be paid in cash, in property, or in shares of our capital stock, subject to the provisions of the Second A&R Charter. The Board may set apart out of any of the funds of Solid Power available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Voting Rights

Except as otherwise required by law, the Second A&R Charter or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Common Stock possess all voting power for the election of Board directors and all other matters requiring stockholder action. Holders of common stock are entitled to one vote per share on matters to be voted on by stockholders.

Our Second A&R Charter and Bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class are to be elected at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

Subject to the rights of holders of Preferred Stock, the number of directors that constitutes the entire Board shall be fixed only by resolution of the Board acting pursuant to a resolution adopted by a majority of the Board.

Right to Receive Liquidation Distributions

Subject to applicable law and the rights, if any, of holders of outstanding Preferred Stock, in the event of our voluntary or involuntary liquidation, dissolution or winding-up, after payment or provision for payment of the debts and other liabilities of Solid Power, the holders of Common

Stock will be entitled to receive all the remaining assets of Solid Power available for distribution to our stockholders, ratably in proportion to the number of shares of Common Stock then held by them.

Other Matters

All outstanding shares of our Common Stock are fully paid and nonassessable. Our Common Stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Preferred Stock

The Second A&R Charter provides that shares of preferred stock may be issued from time to time in one or more series. The Board is authorized to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of Common Stock and could have antitakeover effects. The ability of the Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Anti-Takeover Provisions

Certain provisions of Delaware law, the Second A&R Charter, and the Bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of Solid Power. They are also designed, in part, to encourage persons seeking to acquire control of Solid Power to negotiate first with the Board.

Section 203 of the DGCL

We have not opted out of Section 203 of the DGCL under the Second A&R Charter. Under Section 203 of the DGCL, we are prohibited from engaging in any business combination with any stockholder for a period of three years following the time that such stockholder (the “interested stockholder”) came to own at least 15% our outstanding voting stock (the “acquisition”), except if:

•	the Board approved the acquisition prior to its consummation;
•	the interested stockholder owned at least 85% of the outstanding voting stock upon consummation of the acquisition; or
•	the business combination is approved by the Board, and by a 2/3 majority vote of the other stockholders in a meeting.

Generally, a “business combination” includes any merger, consolidation, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, declining to opt out of Section 203 of the DGCL makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with Solid Power for a three-year period. This may encourage companies interested in acquiring us to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves the acquisition which results in the stockholder becoming an interested stockholder. This may also have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Classified Board of Directors

The Second A&R Charter provides that the Board is divided into three classes, designated Class I, Class II and Class III. The term of the initial Class I directors shall terminate on the date of the 2022 annual meeting of stockholders, the term of the initial Class II directors shall terminate on the date of the 2023 annual meeting of stockholders, and the term of the initial Class III directors shall terminate on the date of the 2024 annual meeting of stockholders. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Removal of Directors

The Second A&R Charter provides that stockholders may only remove a director for cause and only by the affirmative vote of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors.

Board of Directors Vacancies

The Second A&R Charter and Bylaws authorize only a majority of the remaining members of the Board, although less than a quorum, or a sole remaining director to fill vacant directorships, including newly created seats. In addition, subject to the rights of holders of any series of preferred stock, the number of directors constituting the Board may only be set by a resolution of the Board. These provisions would prevent a stockholder from increasing the size of the Board and then gaining control of the Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the Board and promotes continuity of management.

Written Consent by Stockholders

Under the Second A&R Charter, subject to the rights of holders of any series of preferred stock, any action required or permitted to be taken by our stockholders is required to be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Special Meeting of Stockholders

Under the Second A&R Charter, subject to the terms of any series of preferred stock, special meetings of our stockholders may be called only by the chairperson of the Board, the Chief Executive Officer, the President or the Board acting pursuant to a resolution adopted by a majority of the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Under the Second A&R Charter, advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of our stockholders shall be given in the manner and to the extent provided in our Bylaws.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Second A&R Charter does not provide for cumulative voting and provides that no stockholder is permitted to cumulate votes at any election of directors.

Amendment of Second A&R Charter Provisions

Any amendment of certain provisions in the Second A&R Charter requires approval by holders of at least 66 2/3% of the voting power of the then outstanding voting securities entitled to vote thereon, voting together as a single class. These provisions include, among others, provisions related to the Board composition, board removal rights, cumulative voting rights, and provisions related to stockholder action and advance notice, in each case as summarized above.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which apply if and so long as the Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of Solid Power. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our securities at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Solid Power, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of Solid Power to Solid Power or Solid Power’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or the Second A&R Charter or the Bylaws (as either may be amended from time to time) or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction.

Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”) against any person in connection with any offering of our securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person, or other defendant.

Limitations on Liability and Indemnification of Directors and Officers

The Second A&R Charter limits our directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	for any unlawful payment of dividends or redemption of shares; or
•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The DGCL and our Bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request, which rights are in addition to the indemnification provided for in the Second A&R Charter and the Bylaws.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.

The limitation of liability and indemnification provisions in the Second A&R Charter and the Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and/or our stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent for our Common Stock and Warrant agent for our Public Warrants (as defined herein) is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and Warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Listing

The Common Stock and Public Warrants are listed on Nasdaq Global Select under the symbols “SLDP” and “SLDPW,” respectively.

Warrants

Each whole warrant (the “Public Warrants”) entitles the registered holder to purchase one whole share of our Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on March 26, 2022. Pursuant to the warrant agreement, a Public Warrant holder may exercise its Public Warrants only for a whole number of shares of Common Stock. This means that only a whole Public Warrant may be exercised at any given time by a Warrantholder. The Public Warrants expire on December 8, 2026, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not obligated to deliver any shares of Common Stock pursuant to the exercise of a Public Warrant and have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the shares of Common Stock underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Public Warrant is exercisable, and we are not obligated to issue shares of Common Stock upon exercise of a Public Warrant unless the Common Stock issuable upon such Public Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Public Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant is not entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless.

If our Common Stock is at the time of any exercise of a Public Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Public Warrants when the price per share of Common Stock equals or exceeds $18.00.

Once the Public Warrants become exercisable, we may call the Public Warrants for redemption for cash:

•	in whole and not in part;
•	at a price of $0.01 per Public Warrant;
•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Warrantholder; and
•

if, and only if, the reported last sales price of the Common Stock reported has been at least $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30-trading day period ending on the third business day prior to the date on which notice of the redemption is given.

We will not redeem the Public Warrants for cash unless a registration statement under the Securities Act covering the shares of Common Stock issuable upon exercise of the Public Warrants is effective and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period. Any such exercise would not be on a “cashless” basis and would require the exercising Warrantholder to pay the exercise price for each Public Warrant being exercised. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Public Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each Warrantholder is entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) Public Warrant exercise price after the redemption notice is issued.

Redemption of Public Warrants when the price per share of Common Stock equals or exceeds $10.00.

Once the Public Warrants become exercisable, we may call the Public Warrants for redemption for cash:

•	in whole and not in part;
•

at a price of $0.10 per Public Warrant, provided that holders are able to exercise their Public Warrants prior to redemption and receive that number of shares of Common Stock determined by reference to the table below, based on the redemption date and the “fair market value” of our Common Stock (as defined below) except as otherwise described below);

•	upon a minimum of 30 days’ prior written notice; and
•

if, and only if, the last sale price of our Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading prior to the date on which notice of the redemption is given.

Beginning on the date the notice of redemption is given until the Public Warrants are redeemed or exercised, holders may elect to exercise their Public Warrants on a cashless basis. The numbers in the table below represent the number of shares of Common Stock that a Warrantholder will receive upon a cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Common Stock on the corresponding redemption date (assuming holders elect to exercise their Public Warrants and such Public Warrants are not redeemed for $0.10 per Public Warrant), and the number of months that the corresponding redemption date precedes the expiration date of the Public Warrants, each as set forth in the table below.

	Fair Market Value of Common Stock
Redemption Date (period to expiration of Warrants)	$10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	³18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The “fair market value” of our Common Stock shall mean the average reported last sale price of our Common Stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of Public Warrants. We will provide our Warrantholders with the final fair market value no later than one business day after the ten-trading day period described above ends.

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each Public Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365-day year. For example, if the average reported last sale price of our Common Stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the Public Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their Public Warrants for 0.277 shares of Common Stock for each whole Public Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average reported last sale price of our Common Stock for the ten trading days immediately following the date on which the notice of redemption is sent to the holders of the Public Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their Public Warrants for 0.298 shares of Common Stock for each whole Public Warrant. In no event will the Public Warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Common Stock per whole Public Warrant (subject to adjustment). Finally, as reflected in the table above, if the Public Warrants are “out of the money” (i.e., the trading price of our Common Stock is below the exercise price of the Public Warrants) and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Common Stock.

Holders choosing to exercise their Public Warrants in connection with a redemption pursuant to this cashless exercise will, in effect, receive a number of shares for their Public Warrants, based on the “redemption price” as determined pursuant to the above table. The “redemption prices” as set forth in the table above were calculated to reflect a Black-Scholes option pricing model with a fixed volatility input as of March 23, 2021.

No fractional shares of Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Common Stock to be issued to the holder.

Redemption Procedures and Cashless Exercise

A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Public Warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

Exercise of Public Warrants

The Public Warrants may be exercised upon surrender of the Public Warrant certificate on or prior to the expiration date at the offices of the Public Warrant agent, with the subscription form duly executed, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Public Warrant agent, for the number of Public Warrants being exercised. The Public Warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their Public Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Anti-Dilution Adjustments

The stock prices set forth in the column headings of the table above shall be adjusted as of any date on which the number of shares issuable upon exercise of a Public Warrant is adjusted pursuant to the following three paragraphs. The adjusted stock prices in the column headings shall equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Public Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Public Warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Public Warrant.

If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) multiplied by (ii) one minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock on account of such shares of Common Stock (or other shares of our capital stock into which the Public Warrants are convertible), other than (i) as described above, (ii) certain ordinary cash dividends, or (iii) to satisfy the redemption rights of the holders of Common Stock in connection with the business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of our Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the Public Warrant exercise price will be adjusted by multiplying the Public Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the shares of our Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within thirty days following public disclosure of such transaction, the Public Warrant exercise price will be reduced as specified in the Public Warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the Public Warrant.

The Public Warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as Warrant agent, and us. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. If an amendment adversely affects our warrants issued a private placement to Decarbonization Plus Acquisition Sponsor III LLC (the “Private Placement Warrants”) in a different manner than the Public Warrants or vice versa, then approval of holders of at least 65% of the then-outstanding Public

Warrants and 65% of the then-outstanding Private Placement Warrants, voting as separate classes, is required.

Amendments

The Public Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as Warrant agent, and the Company. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, or to add or change any other provisions with respect to matters or questions arising under the warrant agreement as the parties may deem necessary or desirable and that the parties deem do not adversely affect the interest of the Warrant holders. All other modifications or amendments, including any amendment to increase the exercise price or shorten the exercise period and any amendment to the terms of only the Private Placement Warrants, requires the approval by the holders of at least 50% of the then-outstanding Public Warrants. We may lower the exercise price or extend the duration of the exercise period without the consent of the Public Warrant holders.